Exhibit 99.1

Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Nine months ended December 31, 2013 and 2012
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	December 31,	March 31,
	2013	2013
	$	$

Assets

Current assets
Cash and cash equivalents	2,545,751	4,602,520
Short-term investments	-	2,085,746
Amounts receivable (note 9)	127,904	34,524
Prepaid expenses	147,406	153,543
	2,821,061	6,876,333

Property and equipment	683,975	559,920

Deferred development costs (note 4)	1,422,999	1,823,217

Goodwill	1,254,930	1,254,930

	6,182,965	10,514,400

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	465,760	447,884

Deferred revenue	250,221	320,596

	715,981	768,480

Shareholders’ Equity (note 5)
Capital stock	54,005,703	54,005,703
Contributed surplus	6,136,123	5,065,951
Options	8,437,953	9,064,232
Warrants	49,453	49,453
Deficit	(63,162,248)	(58,439,419)

	5,466,984	9,745,920

	6,182,965	10,514,400

Going concern and subsequent events (note 1)

Approved by the Audit Committee of the Board of Directors

(signed) J. Douglas Gilpin Director	(signed) D. Lorne Tyrrell Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)

(Prepared in Canadian dollars)

	Three months ended		Nine months ended
		December 31		December 31
	2013	2012	2013	2012
	$	$	$	$
Revenue
Royalty income	23,750	6,831	71,108	6,831

Expenses
General and administrative (note 6)	1,100,423	1,207,909	3,166,300	2,728,027
Research and development (note 7)	587,711	572,180	1,794,296	1,481,485

	1,688,134	1,780,089	4,960,596	4,209,512

Loss from operations	(1,664,384)	(1,773,258)	(4,889,488)	(4,202,681)

Interest and other income (note 9)	126,025	18,988	166,659	59,646

Loss and comprehensive loss for the period	(1,538,359)	(1,754,270)	(4,722,829)	(4,143,035)

Basic and diluted loss per share (note 8)	(0.049)	(0.057)	(0.149)	(0.137)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) For the nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

Loss for the period	-	-	-	-	-	(4,143,035)	(4,143,035)
Issued during the period for cash
Equity offering	1,437,500	5,750,000	-	-	-	-	5,750,000
Share issue costs	-	(756,998)	-	-	-	-	(756,998)
Options exercised	83,354	273,901	-	-	-	-	273,901
Options exercised non-cash	110,765	-	-	-	-	-	-
Agents’ warrants	-	(49,453)	-	-	49,453	-	-
Transferred from options on exercise of options	-	726,549	-	(726,549)	-	-	-
Unexercised vested options	-	-	1,056,356	(1,056,356)	-	-	-

Stock-based compensation expense	-	-	-	546,324	-	-	546,324

Balance - December 31, 2012	31,624,693	54,005,703	5,065,951	8,972,807	49,453	(57,036,932)	11,056,982

Balance - March 31, 2013	31,624,693	54,005,703	5,065,951	9,064,232	49,453	(58,439,419)	9,745,920

Loss for the period	-	-	-	-	-	(4,722,829)	(4,722,829)
Unexercised vested options	-	-	1,070,172	(1,070,172)	-	-	-
Stock-based compensation expense	-	-	-	443,893	-	-	443,893

Balance - December 31, 2013	31,624,693	54,005,703	6,136,123	8,437,953	49,453	(63,162,248)	5,466,984

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) For the nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

	2013	2012
	$	$

Cash flows from operating activities
Loss for the period	(4,722,829)	(4,143,035)
Items not affecting cash
Amortization of deferred development costs	400,218	266,812
Amortization of property and equipment	122,610	105,371
Amortization of deferred revenue	(70,375)	-
Stock-based compensation expense	443,893	546,324

	(3,826,483)	(3,224,528)
Changes in non-cash working capital items
Amounts receivable	(93,380)	(34,744)
Prepaid expenses	6,137	(9,961)
Accounts payable and accrued liabilities	17,876	(530,892)
Deferred revenue	-	121,398

	(3,895,850)	(3,678,727)

Cash flows from investing activities
Decrease in short-term investments	2,085,746	223,644
Decrease in restricted cash	-	361,600
Acquisition of property and equipment	(246,665)	(21,914)
Development costs deferred	-	(247,697)

	1,839,081	315,633

Cash flows from financing activities
Issue of capital stock	-	6,023,901
Share issue costs	-	(756,998)

	-	5,266,903

(Decrease) increase in cash and cash equivalents	(2,056,769)	1,903,809

Cash and cash equivalents - Beginning of period	4,602,520	3,856,929

Cash and cash equivalents - End of period	2,545,751	5,760,738

Supplemental disclosure of non-cash investing activities
Amortization of property and equipment charged to deferred development costs	-	6,566
Warrants issued during the period	-	49,453

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

1	Going concern

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at December 31, 2013, the Company had minimal revenues from its technology, had an accumulated deficit of $63,162,248, and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At December 31, 2013, the Company had cash and cash equivalents of $2,545,751. These conditions indicate existence of a material uncertainty that casts substantial doubt about the ability of the Company to meet its obligations as they become due and, accordingly, its ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the Company raising additional capital.

These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

On February 7, 2014, the Company announced that it has filed with applicable securities regulatory authorities in Canada, the United States of America and the Toronto Stock Exchange (TSX) relevant materials to commence an offering of shares by way of a rights offering. Burcon will issue to each shareholder as of February 19, 2014 (“Record Date”) in certain provinces in Canada and in the United States, one right (the “Rights”) for each common share held by such shareholder. Every 17 Rights entitle the holder thereof to purchase one common share in the Company at a price of $2.82 per common share for maximum proceeds to Burcon of $5,245,978, with estimated net proceeds of $4,997,978. The Rights will expire at 5:00 pm EST on April 2, 2014 (“Expiry Time”), at which time unexercised Rights will be void and without value. The common shares issuable upon exercise of the Rights will be listed on the TSX and The NASDAQ Global Market.

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), have each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that are available to be purchased, but not otherwise subscribed for, that will result in a minimum of 930,138 common shares being issued under the rights offering. As consideration for providing a standby guarantee, the Guarantors will receive share purchase warrants (“Standby Warrants”) entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that will be exercisable up to two years after the date on which the Standby Commitment is to be fulfilled, being no later than the Expiry Time. In accordance with the policies of the TSX, the exercise of the Standby Warrants by the Guarantors, is subject to shareholder approval, which will be sought at Burcon's next annual general meeting (the “AGM”), which is expected to be held around September 2014. The exercise of the Standby Warrants by ITC, an insider of the Company, is subject to further shareholder approval at the AGM. If the Company fails to obtain the requisite shareholder approval for the Guarantors, the Company will pay to the Guarantors a cash fee in the aggregate of $52,460 as compensation for the Standby Commitment. If the Company fails to obtain the additional requisite shareholder approval for ITC, it will pay to ITC a cash fee equal to $26,828 as compensation for the Standby Commitment.

Although the Company expects to receive royalty revenues from its license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) from the sales of CLARISOY™ (see note 2), the amount and timing of royalty revenues cannot be ascertained at this time. Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. It is the intention of the Soy Agreement that a full-scale commercial facility will be built. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. If the Company is unable to raise additional capital, it will be necessary to reduce the level of various expenditures, including research and development and patent expenditures that are not required for the Soy Agreement.

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

2	Nature of operations

Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary have developed CLARISOY™, a soy protein; and are developing PEAZAZZ®, a pea protein, and Puratein®, Supertein™ and Nutratein®, three canola protein isolates.

a)	CLARISOY™

On March 4, 2011, Burcon signed the Soy Agreement with ADM to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environmental Protection Agency and continue until the first bona fide arm’s length sale of soy products manufactured in the semi-works production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon. In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Pursuant to the Soy Agreement, the initial license fee payments ceased at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ manufactured in the semi-works production facility occurs. Accordingly, commencing with the quarter ended December 31, 2012, Burcon earned a percentage of net revenues from the sale of CLARISOY™ manufactured from the semi-works production facility. Pursuant to the Soy Agreement, ADM must, on or before March 4, 2014, provide written notice to Burcon advising whether it intends to increase its annual production capacity beyond the capacity of the semi-works production facility. If ADM advises that it intends to increase its annual production capacity, the exclusive license will continue in accordance with the Soy Agreement. If ADM advises it does not intend to increase its annual production capacity, Burcon will have the option to convert the exclusive license into an non-exclusive license, in which case it will pursue other strategic opportunities with one or more potential partners. As of the date of the filing of these financial statements, Burcon has not yet received the notice from ADM.

b)	Peazazz®

Burcon has developed a novel pea protein isolate that it has branded Peazazz®. In June 2013, Burcon announced that it has completed the construction of a Peazazz® semi-works production facility. The semi-works plant, located in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to customers for product and market development activities.

Burcon has executed a number of material transfer agreements (MTAs) with potential partners and customers, and have provided samples produced from the Peazazz® semi-works production facility.

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

c)	Puratein®, Supertein™ and Nutratein®

Burcon is developing three canola protein isolate products, Puratein®, Supertein™ and Nutratein®. In 2008, Puratein® and Supertein™ achieved U.S. self-affirmed GRAS (Generally Recognized As Safe) status, and the U.S. Food and Drug Administration formally acknowledged receipt of Burcon’s GRAS notification for Puratein® and Supertein™ in 2010.

3	Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, on a basis consistent with those followed in the most recent annual consolidated financial statements. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on February 11, 2014.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS consolidated annual financial statements for the year ended March 31, 2013.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at December 31, 2013 are as follows:

	Place of	Interest
	incorporation	%	Principal activity
Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

Changes in accounting policies

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2013. These changes have been made in accordance with the applicable transitional provisions.

  The Company has adopted IFRS 10, Consolidated Financial Statements, which did not result in any changes to the Company’s scope of consolidation.

  The Company has adopted IFRS 11, Joint Arrangements. The adoption did not impact the Company as it does not have any joint arrangements at this time.

  The Company has adopted the amendments to IAS 1, Presentation of Financial Statements. These amendments requires the Company to group other comprehensive income items by those that may be recycled through net income and those that will not be recycled through net income. The adoption did not result in changes to the condensed consolidated interim statements of operations and comprehensive loss, as the Company currently does not have any transactions to recognize within other comprehensive income.

  The Company has adopted amended IAS 19, Employee Benefits. The adoption did not impact the Company as it does not have any defined benefit plans.

  The Company has adopted IFRS 13, Fair Value Measurement. The adoption of IFRS 13 did not result in any measurement adjustments as at April 1, 2013.

Accounting standards issued and not applied

IFRS 9 - Financial instruments - Classification and Measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments.

In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impaired and classification and measurement requirements.

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

Amendments to IFRS 7 - Financial Instruments: Disclosures

IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9 which is effective for years beginning on or after January 1, 2015.

IAS 32 - Financial Instruments: Presentation

IAS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities. IAS 32 is effective for years beginning or after January 1, 2014.

The Company does not expect any material impact from the adoption of these standards.

4	Deferred development costs

$

Cost at March 31, 2013	2,223,435
Current period additions	-

Cost at December 31, 2013	2,223,435

Accumulated amortization at March 31, 2013	400,218
Current period amortization	400,218

Accumulated amortization at December 31, 2013	800,436

Net book value at December 31, 2013	1,422,999

Cost at March 31, 2012	1,969,172
Current period additions	254,263

Cost at March 31, 2013	2,223,435

Accumulated amortization at March 31, 2012	-
Current period amortization	400,218

Accumulated amortization at March 31, 2013	400,218

Net book value at March 31, 2013	1,823,217

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

5	Shareholders’ equity

a)	Capital stock

Authorized
Unlimited number of common shares without par value

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At December 31, 2013, 1,986,161 (March 31, 2013 - 1,882,000) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.48 and $9.60 per common share. An additional 1,176,308 (March 31, 2013 - 1,280,469) options may be granted in future years under this plan. Unless otherwise determined by the Board of Directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the Board of Directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Nine months ended			Year ended
		December 31,		March 31,
		2013		2013

				Weighted
		Weighted		average
	Number of	average	Number of	exercise
	options	exercise price	options	price
		$		$

Outstanding - Beginning of period	1,882,000	7.31	1,995,854	7.32

Granted	454,161	2.48	457,000	4.27
Exercised	-	-	(378,354)	3.30
Forfeited/Expired	(350,000)	5.67	(192,500)	8.08

Outstanding - End of period	1,986,161	6.50	1,882,000	7.31

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2013:

		Options outstanding		Options exercisable
	Number	Weighted		Number
	outstanding	average	Weighted	exercisable	Weighted
	at	remaining	average	at	average
	December 31,	contractual	exercise	December 31,	exercise
	2013	life	price	2013	price
$		(years)	$		$

2.48 to 4.82	911,161	8.83	3.38	462,333	3.76
6.10 to 6.78	115,000	6.80	6.69	115,000	6.69
8.05 to 9.60	960,000	6.10	9.44	960,000	9.44

	1,986,161			1,537,333

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Nine months
	ended	Year ended
	December 31,	March 31,
	2013	2013

Dividend yield	0%	0%
Expected volatility	51.7%	56.2%
Risk-free interest rate	2.3%	1.5%
Expected forfeitures	10.7%	13.3%
Expected average option term (years)	8.1	7.2

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the nine months ended December 31, 2013 was $1.44 per option (year ended March 31, 2013 - $2.26).

For the three and nine months ended December 31, 2013, included in research and development expenses in salaries and benefits is $31,188 and $100,066, respectively, (2012 - $21,070 and $21,070) (note 7) of stock-based compensation and included in general and administrative expenses is $242,655 and $328,807, respectively, (2012 - $512,948 and $525,254) in salaries and benefits and $nil and $15,020, respectively, (2012 - $nil and $nil) in investor relations (note 6) of stock-based compensation.

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

6	General and administrative

	Three months ended		Nine months ended
		December 31		December 31

	2013	2012	2013	2012
	$	$	$	$

Professional fees	421,401	295,889	1,540,639	918,888
Salaries and benefits (note 5)	473,956	787,834	1,013,074	1,319,138
Investor relations (note 5)	131,180	38,208	300,344	178,852
Office supplies and services (note 9)	33,688	33,237	121,891	109,714
Other	19,653	20,152	85,561	92,419
Travel and meals	11,980	26,614	74,985	79,885
Management fees (note 9)	7,737	5,126	27,516	26,584
Amortization of property and equipment	828	849	2,290	2,547

	1,100,423	1,207,909	3,166,300	2,728,027

During the three months ended June 30, 2012, Burcon capitalized $131,555 of professional fees to deferred development costs.

7	Research and development

	Three months ended		Nine months ended
		December 31		December 31

	2013	2012	2013	2012
	$	$	$	$

Salaries and benefits (note 5)	289,103	279,390	917,216	764,635
Amortization of deferred development costs	133,406	133,406	400,218	266,812
Laboratory operation	71,331	80,441	221,778	230,493
Amortization of property and equipment	47,514	39,613	120,320	102,824
Rent	21,376	21,140	64,122	57,565
Analyses and testing	21,377	14,215	57,133	43,059
Travel and meals	3,604	3,975	13,509	16,097

	587,711	572,180	1,794,296	1,481,485

During the three months ended June 30, 2012, Burcon capitalized $122,708 to deferred development costs.

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended		Nine months ended
		December 31		December 31

	2013	2012	2013	2012
	$	$	$	$

Loss for the period, being loss attributable to common shareholders - basic and diluted	(1,538,359)	(1,754,270)	(4,722,829)	(4,143,035)

	Shares	Shares	Shares	Shares

Weighted average common shares - basic and diluted	31,624,693	30,796,568	31,624,693	30,293,112

Basic and diluted loss per share	(0.049)	(0.057)	(0.149)	(0.137)

For the three and nine months ended December 31, 2013 and 2012, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged Burcon Group Limited, a company that is controlled by ITC Corporation Limited who has significant influence over Burcon, for the following related party transactions:

Included in general and administrative expenses for the three and nine months ended December 31, 2013 is $15,791 and $47,372, respectively (2012 - $15,791 and $47,372) for office space rental, services, and equipment rental.

For the three and nine months ended December 31, 2013, included in general and administrative (management fees) is $7,738 and $27,227, respectively (2012 - $5,126 and $26,584) for administrative services provided. At December 31, 2013, $1,972 (March 31, 2013 - $3,079) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2013, included in interest and other income is $2,367 and $9,358, respectively (2012 - $2,143 and $11,650) for legal and accounting services provided. At December 31, 2013, $658 (March 31, 2013 - $531) of this amount is included in amounts receivable. Included in share issue costs are fees of $nil (March 31, 2013 - $5,100) for administrative services provided directly for the equity financing completed in November 2012.

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

10	Key management compensation

Key management includes the Company’s CEO and COO. For the Nine months ended December 31, 2013 and 2012 remuneration of key management comprises:

	2013	2012
	$	$

Short-term benefits	279,539	269,893
Option-based awards	234,620	492,576

	514,159	762,469

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5.

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with three Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at three Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2013, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.15% and 1.17% per annum, respectively (2012 - 1.19% and 1.17%) and the weighted average interest rate earned on the short-term investments was 1.45% and 1.45% per annum, respectively (2012 - 1.45% and 1.55%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2013 is estimated to be a $26,000 increase or decrease in interest income per year.

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Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited) Nine months ended December 31, 2013 and 2012

(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at December 31, 2013 was $465,760, all of which is due within the next 12 months. Additional information regarding liquidity risk is disclosed in note 1.

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research and development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. Additional information regarding capital management is disclosed in note 1.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and nine months ended December 31, 2013.

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